                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                         -----------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       CBL & ASSOCIATES PROPERTIES, INC.
                         -----------------------------
                                (Name of issuer)


                     Common Stock, Par Value $.01 Per Share
                         -----------------------------
                         (Title of class of securities)

                                  124830100
                                 -------------
                                (CUSIP Number)

                            Cornelius J. Dwyer, Jr.
                              Shearman & Sterling
                              599 Lexington Avenue
                           New York, New York  10022
                           Telephone:  (212) 848-7019
                         -----------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                November 3, 1995
                         -----------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                            Exhibit Index on Page 9


                            (Page 1 of 10 Pages)

                                  SCHEDULE 13D

CUSIP No. 124830100                                          Page 2 of 10 Pages



    1     NAME OF REPORTING PERSON

          Algemeen Burgerlijk Pensioenfonds

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                    (a) / /

                                                                                                    (b) / /


    3     SEC USE ONLY

    4     SOURCE OF FUNDS*   00


    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                           / /


    6     CITIZENSHIP OR PLACE OF ORGANIZATION       The Kingdom of the Netherlands


         NUMBER OF            7     SOLE VOTING POWER        1,300,100
           SHARES
        BENEFICIALLY          8     SHARED VOTING POWER      --
          OWNED BY
            EACH              9     SOLE DISPOSITIVE POWER   1,348,900
         REPORTING
           PERSON             10    SHARED DISPOSITIVE POWER  --
            WITH
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,348,900

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                          / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          6.5%

   14     TYPE OF REPORTING PERSON*         EP





                             (Page 2 of 10 Pages)

Item 1.   Security and Issuer.

                 This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CBL & Associates Properties, Inc. (the "Issuer"). The Issuer is a Delaware corporation and has its principal executive offices located at One Park Place, 6148 Lee Highway, Chattanooga, Tennessee, 37421.


Item 2.   Identity and Background.

                 This statement is filed by Algemeen Burgerlijk Pensioenfonds, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2980, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                            PRINCIPAL
NAME                        OCCUPATION                  CITIZENSHIP             BUSINESS ADDRESS
----                        ----------                  -----------             ----------------
J. Kleiterp                 Executive Chairman          The Netherlands         Bestuur Abp
                            of the Board of                                     P.O. Box 30909
                            Trustees of the Fund                                2500 GX 's-GRAVENHAGE

H.J. Albersen               Trustee of the Fund         The Netherlands         CMHF
                                                                                P.O. box 80204
                                                                                2508 AM 's-GRAVENHAGE

E.J. Anneveld               Trustee of the Fund         The Netherlands         C.F.O.
                                                                                P.O. box 84501
                                                                                2508 AM 's-GRAVENHAGE

W. Drees                    Trustee of the Fund         The Netherlands         Wieringenmeen 36
                                                                                3844 NA HARDERWIJK


P.H. Holthuis               Trustee of the Fund         The Netherlands         Ministerie van O&W/ BR/DG
                                                                                P.O. box 25000
                                                                                2700 LZ ZOETERMEER

L. Koopmans                 Trustee of the Fund         The Netherlands         Lange Voorhout 86, app. 24
                                                                                2514 EJ DEN HAAG

R. van Leeuwen              Trustee of the Fund         The Netherlands         ABOP
                                                                                Herengracht 54
                                                                                1015 BN AMSTERDAM





                             (Page 3 of 10 Pages)

                            PRINCIPAL
NAME                        OCCUPATION                  CITIZENSHIP             BUSINESS ADDRESS
----                        ----------                  -----------             ----------------
C.L.J. V. Overbeek          Trustee of the Fund         The Netherlands         Katholieke Onderwijs
                                                                                Vakorganisatie
                                                                                Verrijn Stuartlaan 36
                                                                                2280 EL RIJSWIJK

A.C. van Pelt               Trustee of the Fund         The Netherlands         Ned. Gennootschap van Leraren
                                                                                P.O. box 407
                                                                                3300 AK DORDRECHT

D.M. Sluimers               Trustee of the Fund         The Netherlands         Ministerie van Financien
                                                                                Casuariestraat 32
                                                                                2511 VB 's-GRAVENHAGE

C. van Tilbourg             Trustee of the Fund         The Netherlands         Vereniging van Nederlandse
                                                                                Gemeenten
                                                                                P.O. box 30435
                                                                                2500 GK 's-GRAVENHAGE


H. v.d. Walle               Trustee of the Fund         The Netherlands         Bisschopsstraat 16
                                                                                7513 AK ENSCHEDE

J.W.E. Neervens             Executive Chairman of       The Netherlands         ABP
                            the Board of Directors                              Oude Lindestraat 70
                            of the Fund                                         6411 EJ HEERLEN

P.J. Bezemer                Member of the Board of      The Netherlands         ABP
                            Directors of the Fund                               Oude Lindestraat 70
                                                                                6411 EJ HEERLEN


J.M.G. Frijns               Member of the Board         The Netherlands         ABP
                            of Directors of the Fund                            Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

J. Mensonides               Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

P.A.W.M. Spijkers           Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN





                             (Page 4 of 10 Pages)

                            PRINCIPAL
NAME                        OCCUPATION                  CITIZENSHIP             BUSINESS ADDRESS
----                        ----------                  -----------             ----------------
J. Th. A.M. Jeurissen       Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

M.G.J. Thijssen (mrs.)      Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

G.J.M. van de Kerkhof       Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

W. Borgdorff                Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN


L.C.G. Mesters              Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

D.M.P. Swieringa            Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

J.H. Meijer                 Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN


H.G. Hilverink              Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

W.J.M. Moes                 Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

M.J.M.C. Vaessen            Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN


H. Berkhouwer               Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN





                             (Page 5 of 10 Pages)

                            PRINCIPAL
NAME                        OCCUPATION                  CITIZENSHIP             BUSINESS ADDRESS
----                        ----------                  -----------             ----------------
M.A. Ruys                   Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

D.J. Houwen                 Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

A.J.M. Pierik               Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

H.J.P. Penders              Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN


J.H.J. Bijsmans             Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

E.M.G. Creusen              Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

J. van Eeghen               Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN


J.W.L.M. Croonen            Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

G.H.G.M. Vankan             Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

J. van den As               Managing Director           The Netherlands         ABP
                                                                                Oude Lindestraat 70
                                                                                6411 EJ HEERLEN

                 During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a





                             (Page 6 of 10 Pages)
judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

                 On November 3, 1995, the Fund acquired 100,000 shares of Common Stock for an aggregate purchase price of $2,100,000.00, raising the number of shares of Common Stock beneficially owned by the Fund to 1,068,800 (approximately 5.1% of aggregate number of shares outstanding) and requiring the Fund to file this statement on Schedule 13D. From November 6 - 10, 1995, the Fund acquired an additional 280,100 shares of Common Stock, as described in more detail in Item 5 below, raising the number of shares of Common Stock beneficially owned by the Fund to 1,348,900 (approximately 6.5% of the aggregate number of shares outstanding).

                 The funds for the foregoing purchase of shares of the Common Stock by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.


Item 4.   Purpose of Transaction.

                 The Fund has acquired the Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                 The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                 Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisiton by any person of additional securities





                             (Page 7 of 10 Pages)
of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or managment of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisiton of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

                 (a)-(b) As of the date hereof, the Fund beneficially owns 1,348,900 shares of Common Stock. Based upon information provided to the Fund by the Issuer on November 3, 1995, such shares constitute approximately 6.5% of the outstanding shares of Common Stock. The Fund has the sole power (i) to vote and to dispose of 1,300,100 of such shares and (ii) to dispose of 48,800 of such shares which are held by the Fund in a separate securities account with ABN AMRO BANK N.V. managed by Cohen & Steers Capital Management Inc., a New York corporation. To the knowledge of the Fund, no shares of Common Stock are beneficially owned by any director or executive officer listed under Item 2 above.

                 (c) The Fund has effected the following open market purchases of the Common Stock during the past 60 days:

              DATE OF                              NUMBER OF                              PRICE
              PURCHASE                         SHARES PURCHASED                         PER SHARE
              --------                         ----------------                         ---------
              11/10/95                                   8,600                             $21.0000
               11/9/95                                     500                              21.0000
               11/8/95                                   2,200                              21.0000
               11/7/95                                 100,000                              20.6250
               11/6/95                                 168,800                              21.0000
               11/3/95                                 100,000                              21.0000
               11/2/95                                   6,500                              20.9810
               11/1/95                                 100,000                              21.0000
               11/1/95                                  50,000                              21.0000
              10/31/95                                 100,000                              20.7500
              10/30/95                                 100,000                              20.7500
              10/26/95                                  80,000                              20.7500
              10/26/95                                  15,600                              20.9970
              10/25/95                                 115,400                              20.9520
              10/24/95                                  30,000                              21.0000
              10/24/95                                   4,600                              21.0000





                             (Page 8 of 10 Pages)

              10/23/95                                  24,300                              21.0000
              10/20/95                                  17,100                              21.0000
               10/5/95                                   1,500                              21.0000


                 (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Fund.

                 (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits.

                 None.





                             (Page 9 of 10 Pages)

                                   Signature


                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1995                      ALGEMEEN BURGERLIJK PENSIOENFONDS




                                By s/s Wim Borgdorff
                                  ---------------------------------------------
                                   Name:  Wim Borgdorff
                                   Title:  Executive Managing Director of the
                                           Real Estate Division





                            (Page 10 of 10 Pages)